SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated April 29, 2009
(Commission File No. 1-13202)

This Report on Form 6-K shall be incorporated by reference in our automatic shelf registration statement on Form F-3, as filed with the Securities and Exchange Commission on March 25, 2008 (File
No. 333-149890), to the extent not superseded by documents or reports subsequently filed by us under the Securities Act of 1933 or the Securities Exchange Act of 1934, in each case as amended.

Nokia Corporation
(Name of Registrant)

Keilalahdentie 4
P.O. Box 226, FI-00045 Nokia Group, Espoo
Finland
(Address of Principal Executive Offices)

  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F: ☑   Form 40-F: ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes: ☐   No: ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes: ☐   No: ☑
Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes: ☐   No: ☑

Enclosure: This Report on Form 6-K contains the following exhibits, which are hereby incorporated by reference as Exhibits 1.1, 4.1, 4.2 and 4.3, respectively, to our Registration Statement on Form F-3, Registration No. 333-149890.

Exhibit
No.	Description

1.1	Form of Underwriting Agreement.

4.1	Form of Indenture.

4.2	Form of First Supplemental Indenture.

4.3	Form of Note (included in Exhibit 4.2).

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOKIA CORPORATION
Date: April 29, 2009	By:	/s/ Karim Tähtivuori
	Name:	Karim Tähtivuori
	Title:	Senior Legal Counsel

By:	/s/ Esa Niinimäki
Name:	Esa Niinimäki
Title:	Corporate Legal Counsel